Exhibit 12

Grown Rogue Issues Shares for Services

Medford, Oregon, July 30, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, has announced that it has issued a total of 131,250 common shares to certain officers of the Company relating to amounts owed for services rendered. All of the above mentioned common shares were issued at a price of $0.20 per share and are subject to a four month and one day hold period expiring on December 1, 2021.

The aforementioned issuances of common shares to certain officers of the Company constitutes a “related party transaction” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in section 5.5(b) and 5.7(a) of MI 61-101.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer
obie@grownrogue.com

Investor Relations Desk Inquiries
invest@grownrogue.com

(458) 226-2100